Via EDGAR

Aspen REIT, Inc.

96 Spring Street, 6th Floor

New York, NY 10012

January 19, 2018

Coy Garrison

Rahul Patel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Aspen REIT, Inc. (the “Company”)

Offering Statement on Form 1-A

File No. 024-10762

Dear Messrs. Garrison and Patel:

On behalf of Aspen REIT, Inc. (the “Company”), I hereby request the qualification of the above-referenced Offering Statement at 4:30 p.m. Eastern Time on January 23, 2018, or as soon thereafter as is practicable.

Sincerely,

Aspen REIT, Inc.

/s/ Stephane De Baets
Name:	Stephane De Baets
Title:	Chief Executive Officer